

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 26, 2020

<u>Via E-mail</u>
Zachary K. Bradford
Chief Executive Officer
Cleanspark, Inc.
70 North Main Street, Suite 105
Bountiful, UT 84010

      Re: Cleanspark, Inc.
                Form 8-K
                Exhibit No. 10.1 - Memorandum of Understanding, dated as of November 5, 2019
                Filed November 12, 2019
                File No. 000-53498

Dear Mr. Bradford:

      We have concluded our assessment of your redacted exhibit for compliance with applicable form requirements and will process your supplemental response and related materials in accordance with your request.

                    Sincerely,

                    Division of Corporation Finance